Exhibit 4.1

VISTA OUTDOOR, INC.
EMPLOYEE STOCK PURCHASE PLAN
(EFFECTIVE AUGUST 9, 2016)

1.	PURPOSE AND EFFECTIVE DATE
The Vista Outdoor Inc. Employee Stock Purchase Plan (the “Plan”) is intended to offer eligible employees of the Company and its Participating Subsidiaries the opportunity to acquire a proprietary interest in the Company through the purchase of shares of Company Stock. The Plan is intended to comply with the terms of Code Section 423 and Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and shall be interpreted in a manner consistent with this intent. The Plan is effective August 9, 2016, subject to stockholder approval (“Effective Date”).

2.	DEFINITIONS
Where indicated by initial capital letters, the following terms shall have the following meanings:
(a)    “Board” means the Board of Directors of the Company.
(b)    “Code” means the Internal Revenue Code of 1986, as amended, or any subsequently enacted federal revenue law.
(c)    “Committee” means the Compensation Committee of the Board, provided that, if any member of the Committee does not qualify as a non-employee director for purposes of Rule 16b-3, the remaining members of the Committee (but not less than two members) shall be constituted as a subcommittee of the Committee to act as the Committee for purposes of the Plan.
(d)    “Company” means Vista Outdoor, Inc., a Delaware corporation, and any successor by merger, consolidation or otherwise.
(e)    “Company Stock” means the Company’s common stock. In the event of a change in the capital structure of the Company (as provided in Section 11), the shares resulting from such change shall be deemed to be Company Stock within the meaning of the Plan.
(f)    “Compensation” means base salary, wages, overtime pay, commissions, shift premium or shift differential pay, lump sum merit pay, vacation pay or paid time off (other than compensation during a paid leave of absence, such as short or long term sick pay or disability leave) actually taken and cash bonuses actually received by a Participant from the Company or a Participating Subsidiary as compensation for services while he or she is an Eligible Employee, determined before any elective salary reductions made pursuant to Code Section 401(k), 125 and 132(f)(4) or to a non-qualified deferred compensation plan. All other forms of compensation, whether cash or non-cash, shall be excluded.
(g)    “Custodian” means a financial institution or other corporate entity selected by the Company from time to time to act as custodian for the Plan and to maintain an Investment Account on behalf of Participants who have purchased shares of Company Stock under the Plan.

(h)    “Eligible Employee” means any Employee of the Company or a Participating Subsidiary who meets the eligibility requirements of Section 5 and Section 8.
(i)    “Employee” means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such company. For purposes of the Plan and in accordance with Treasury Regulation Section 1.421-1(h)(2), the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or Participating Subsidiary, as applicable. Where the period of leave exceeds three months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual's right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).
(j)    “Enrollment Form” means the form filed by a Participant with the Committee (or its designee) authorizing payroll deductions. The Enrollment Form may be paper or electronic.
(k)    “Fair Market Value” means the closing trading price of a share of Company Stock, as reported on the New York Stock Exchange on the applicable date, or, if the Common Stock was not quoted on such date, the closing trading price on the last day prior thereto on which the Company Stock was quoted.
(l)    “Grant Date” means the last business day of each Offering Period on which shares of Common Stock are or could be traded on the New York Stock Exchange, unless the Committee determines that the Grant Date for an Offering Period shall be the first day of an Offering Period in accordance with Section 8.
(m)    “Investment Account” means the account established to hold Company Stock purchased under the Plan pursuant to Section 7 on behalf of a Participant and maintained with the Custodian.
(n)    “Investment Date” means the last business day of each Offering Period, as determined by the Committee, on which shares of Company Stock are or could be traded on the New York Stock Exchange.
(o)    “Offering Period” means each period of time during which shares of Common Stock are offered to Participants for purchase at a specified Purchase Price on a specified Investment Date. Unless otherwise determined by the Committee, a new Offering Period shall commence on the first day of January, April, July and October of each calendar year.
(p)    “Participant” means an Eligible Employee who elects to participate in the Plan by filing an Enrollment Form pursuant to Section 6.
(q)    “Participating Subsidiary” means a Subsidiary to which participation in the Plan has been extended.

(r)    “Payroll Deduction Account” means the account established to hold payroll deductions pursuant to Section 6 on behalf of a Participant.
(s)    “Plan” means the “Vista Outdoor, Inc. Employee Stock Purchase Plan,” as set forth herein and as amended from time to time.
(t)    “Purchase Price” means a percentage of the Fair Market Value of a share of Company Stock on the Investment Date. The percentage shall be no more than 95% unless the Committee, in its sole discretion, increases the percentage at any time. Any increase or decrease (but not below 95%) in the percentage shall be communicated to Eligible Employees before the first day of the Offering Period that is affected by the change.
(u)    “Subsidiary” means any present or future U.S. corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, as of an Investment Date, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3.	SHARES RESERVED FOR THE PLAN
An aggregate of one million (1,000,000) shares of Company Stock, subject to adjustment as provided in Section 11, are the shares reserved for the Plan. Shares subject to the Plan shall be authorized but unissued shares. Shares needed to satisfy the needs of the Plan may be treasury shares, newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions.

4.	ADMINISTRATION OF THE PLAN
The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the Committee shall have the authority to take any and all actions (including directing the Custodian as to the acquisition of shares) necessary to implement the Plan and to construe and interpret the Plan, to prescribe, amend, modify and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in administering the Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency or ambiguity in the Plan. In the event the Committee exercises its authority to change the Grant Date to the first business day of the Offering Period, the Committee must establish a maximum number of shares that may be purchased by each Participant in accordance with Treasury Regulation Section 1.423-2(h)(3). Such maximum may be the same as or different than the limit set forth in Section 8, provided that any limit applies equally to all Participants. All such determinations shall be final and binding upon all persons.
A quorum of the Committee shall consist of a majority of its members and the Committee may act by vote of a majority of its members at a meeting at which a quorum is present, or without a meeting by a written consent to their action taken signed by all members of the Committee. The Committee may request advice or assistance or employ such other persons as are necessary for proper administration of the Plan. The Committee may delegate administration of the Plan to one or more employees or positions of the Company or any Subsidiary. All rules and determinations by the Committee or its delegate in the administration of the Plan shall be uniformly and consistently applied to all persons in similar circumstances.

5.	ELIGIBILITY
(a)    Eligible Employees. Unless the Committee determines otherwise in a manner consistent with Code Section 423, an Employee is an Eligible Employee if the Employee (i) has been employed by an Employer for at least one year and (ii) is customarily employed for at least 20 hours per week.
Employees who meet the foregoing and are not otherwise excluded as of the first day of the Offering Period may participate in an Offering Period.
(b)    Excluded Employees. Notwithstanding the foregoing, the following individuals shall not be eligible to participate in the Plan: (i) any director of the Company or of any Subsidiary who is not an Employee, (ii) any independent contractor who is not an Employee, and (iii) any Employee who is a citizen or resident of a foreign jurisdiction and such jurisdiction would prohibit a grant of an option under the Plan or compliance with such jurisdiction would cause the Plan to violate the requirements of Code Section 423.
Notwithstanding the foregoing, in the event of an acquisition by the Company or one or more of its Subsidiaries of the business of a person or entity, whether by asset purchase, stock purchase, merger or otherwise, the Senior Vice President, Human Resources and Corporate Services of the Company shall have sole discretion (without the consent of any Participant) to modify the eligibility and participation requirements of the Plan as they relate to those employees of the acquired person or entity who become employees of the Company or its Subsidiaries; provided, however, any such modification which requires stockholder approval under the Code shall not be made without such stockholder approval. Such authority shall continue regardless of further changes in title and shall be passed on to his or her respective successor of his or her roles and responsibilities regardless of changes in title.

6.	ELECTION TO PARTICIPATE
(a)    Enrollment. An Eligible Employee may elect to participate and become a Participant in the Plan as of the first day of any Offering Period by completing an Enrollment Form and timely filing such Enrollment Form by the deadline and in accordance with the enrollment procedures established by the Committee or its delegate, in its discretion, which deadline and procedures shall be applied uniformly to all Eligible Employees. If the Enrollment Form is not completed and timely filed by the established deadline, then such Employee shall be eligible to participate in the Plan as of the first day of the next Offering Period that begins following the receipt by the Committee of a completed Enrollment Form. Participation in the Plan is also subject to the provisions of Section 8. All Eligible Employees shall have the same rights and privileges within the meaning of Code Section 423(b)(5).

(b)    Payroll Deductions. By completing and timely filing an Enrollment Form in accordance with the foregoing, the Participant shall authorize specified regular payroll deductions from his or her Compensation. The Committee, in its discretion, shall establish the minimum and maximum Compensation, expressed either as a percentage or in a flat dollar amount, that a Participant may elect to contribute, provided such limits are applied uniformly to all Participants. Payroll deductions shall begin on the first payroll date following the beginning of the Offering Period and end on the last payroll date on or before the Investment Date. All regular payroll deductions shall be credited to the Payroll Deduction Account that the Company has established in the name and, on behalf, of the Participant. The Company shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.
(c)    Election Changes. During an Offering Period, a Participant may not increase or decrease his or her payroll deduction, but may request to withdraw from an Offering Period in accordance with Section 12.

7.	SHARE PURCHASE
(a)    Share Purchase. Each Participant having eligible funds in his or her Payroll Deduction Account on an Investment Date shall be deemed, without any further action, to have purchased the number of shares of Company Stock (but not fractional shares unless otherwise determined by the Committee) which the eligible funds in his or her Payroll Deduction Account could purchase on that Investment Date at that Purchase Price.
The Custodian shall acquire shares of Company Stock for Participants as of each Investment Date from the Company or, if directed by the Committee, by purchases on the open market or in private transactions using total payroll deduction amounts received by the Custodian. If shares of Company Stock are purchased in one or more transactions on the open market or in private transactions at the direction of the Committee, the Company will pay the Custodian the difference between the Purchase Price and the price at which such shares are purchased for Participants.
All shares purchased shall be maintained by the Custodian in a separate Investment Account for each Participant. All cash dividends paid with respect to shares of the Company Stock held in the Investment Account shall be added to a Participant’s Payroll Deduction Account and shall be used to purchase shares of Company Stock for the Participant’s Investment Account. Expenses incurred in the purchase of such shares shall be paid by the Company.
(b)    Transfer of Shares; Stockholder Rights. As soon as reasonably practicable after each Investment Date, the Company will arrange for the delivery of shares of Company Stock purchased on a Participant’s behalf to be credited to the Participant’s Investment Account. The Committee may require that the shares of Company Stock be retained with the Custodian for a specified period of time. Participants will not have any voting, dividend or other rights of a stockholder with respect to the shares of Company Stock until such shares have been delivered pursuant to this Section.

(c)    Dividends. All dividends distributed in-kind with respect to Company Stock held in the Investment Account shall be added to the shares held for a Participant in his or her Investment Account. Any distribution of shares with respect to shares of Company Stock held for a Participant in his or her Investment Account shall be added to the shares of Company Stock held for a Participant in his or her Investment Account.

8.	LIMITATION ON PURCHASES
In the event the Grant Date is determined to be the first business day of an Offering Period and unless the Committee determines another limit, no Eligible Employee shall be permitted to purchase more than the number of shares of Company Stock during any offering period equal to the quotient of $6,250 and the Fair Market Value of a share of Company Stock on the first trading day of the Offering Period. No Eligible Employee may be granted options during any one calendar year which permit his or her rights to purchase shares of Company Stock under all Code Section 423 employee stock purchase plans of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock determined on the Grant Date, which limit shall be interpreted to comply with Code Section 423(b)(8).
A Participant’s Payroll Deduction Account may not be used to purchase Company Stock on any Investment Date to the extent that, after such purchase, the Participant would own (or be considered as owning within the meaning of Code Section 424(d)) stock possessing 5% or more of the total combined voting power of the Company or its parent or Subsidiary. For this purpose, stock which the Participant may purchase under any outstanding option (whether or not exercisable) shall be treated as owned by such Participant. As of the first Investment Date on which this paragraph limits a Participant’s ability to purchase Company Stock, the employee shall cease to be a Participant.
For purposes of the foregoing, “parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, as of an Investment Date, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

9.	RIGHT TO SELL COMPANY STOCK
A Participant shall have the right at any time to obtain a certificate (if the Company Stock is certificated) for the shares of Company Stock credited to his or her Investment Account. A Participant shall have the right at any time to direct that any shares of Company Stock in his or her Investment Account be sold and that the proceeds, less expenses of sale, be remitted to him or her.
When a Participant ceases to be a Participant, the Participant may elect to have his or her shares sold by the Custodian and the proceeds, after selling expenses, plus any other cash held in his or her Investment Account, remitted to him or her or the Participant may elect to have a certificate (if the Company Stock is certificated) for the shares of Company Stock credited to the Participant’s Investment Account forwarded to him or her.

Notwithtanding the foregoing, any such sale of shares of Company Stock must comply with applicable Company policy, including without limitation the Company’s Insider Trading Policy.

10.	RIGHTS NOT TRANSFERABLE
Rights under the Plan are not transferable by a Participant, except by will or by the laws of descent and distribution. Rights under the Plan are exercisable during a Participant’s lifetime only by him or her, pursuant to Section 7.

11.	CHANGE IN CAPITAL STRUCTURE
In the event of a stock dividend, spinoff, stock split or combination of shares, recapitalization or merger in which the Company is the surviving corporation or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to stockholders generally of rights, options or warrants for the purchase of common stock or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be subject to the Plan, the maximum number of shares or securities which may be delivered under the Plan, the selling price and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons.
If the Company is a party to a consolidation or a merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company’s outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company’s assets, the Committee may take such actions with respect to the Plan as the Committee deems appropriate.
Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes.

12.	WITHDRAWAL
(a)    Withdrawal Procedure. Subject to Section 14, a Participant may withdraw from an Offering Period at any time by filing with the Committee a revised Enrollment Form; provided, however, that such Form is received more than 15 days prior to the end of the Offering Period. If a Participant ceases his or her participation during an Offering Period, then he or she will receive a refund of any payroll deductions credited to his or her Payroll Deduction Account for such Offering Period, which refund will be made as soon as administratively practicable. Any such cessation shall be effective as of the payroll period following the date of the Participant’s request to cease participation, or as soon as administratively practicable thereafter.
(b)    Effect on Later Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect on his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws. An Eligible Employee who has ceased to be a Participant for an Offering

Period may not again resume participation in the Plan until such Eligible Employee complies with Section 6.

13.	TERMINATION OF EMPLOYMENT; CHANGE IN EMPLOYMENT STATUS
Notwithstanding any provision in the Plan to the contrary, in the event of a Participant’s termination for any reason, including death, disability or retirement, or a change in the Participant’s employment status upon which the Participant is no longer an Eligible Employee, all payroll deductions shall cease effective with such event and the amount in his or her Payroll Deduction Account shall be refunded to him or her. Certificates (if the Company Stock is certificated) will be issued for full shares of Company Stock held in his or her Investment Account if elected with the Custodian and pursuant to the rules of the Custodian. If a Participant elects to have his or her shares sold, he or she will receive the proceeds of the sale, less selling expenses. In the event of his or her death, the amount, if any, in his or her Payroll Deduction Account shall be paid to his or her beneficiary (or if none, to his or her estate), and any shares of Company Stock in his or her Investment Account shall be delivered to any beneficiary he or she has properly designated in forms filed with the Custodian, and if no such designation is on file with the Custodian, then such shares of Company Stock shall be delivered to his or her estate.

14.	DESIGNATION OF BENEFICIARY
A Participant may file, on forms supplied by the Committee, a written designation of beneficiary who is to receive the Participant’s Investment Account upon the Participant’s death.

15.	AMENDMENT OF THE PLAN
The Board of Directors may at any time, or from time to time, amend the Plan in any respect; provided, however, that the stockholders of the Company must approve any amendment that would increase the number of securities that may be issued under the Plan (other than an increase solely to reflect a change in capitalization such as a stock dividend or stock split pursuant to Section 11).

16.	TERMINATION OF THE PLAN
The Plan and all rights of employees hereunder shall terminate at the discretion of the Board of Directors. Upon termination of the Plan, all amounts in an employee’s Payroll Deduction Account that are not used to purchase Company Stock will be refunded.

17.	INDEMNIFICATION OF COMMITTEE
Service on the Committee shall constitute service as a director of the Company so that members of the Committee shall be entitled to such indemnification and reimbursement as directors of the Company as provided in its Articles of Incorporation and/or Bylaws.

18.	GENERAL PROVISIONS

(a)    Governing Law. The Plan shall be construed and administered in accordance with the laws of the State of Delaware.
(b)    Government and Other Regulations. The Plan, and the grant and exercise of the rights to purchase shares hereunder, and the Company’s obligation to sell and deliver shares upon the exercise of rights to purchase shares, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or government agency as may, in the opinion of counsel for the Company, be required.
(c)    Legends. In its sole and complete discretion, the Committee may elect to legend certificates representing Company Stock sold under the Plan to make appropriate references to the restrictions imposed on such Company Stock.
(d)    No Right to Continued Employment. Neither the Plan nor participation in any Offering Period confer on any Eligible Employee or Participant the right to continue as an Employee or in any other capacity.
(e)    Withholdings. To the extent required by applicable Federal, state or local law, the Company may withhold any amounts necessary to satisfy any required tax obligations, which may be satifisfied by withholding from other compensation payable to a Participant.
(f)    Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.
(g)    Stockholder Approval. The Plan shall be subject to approval by the stockholders of the Company within 12 months before or after the date the Plan is adopted by the Board.
(h)    Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.
(i)    Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.